The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, PA 19087

March 24, 2020

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Alexander Karampatsos and me on February 24, 2020 with respect to the Registrant’s Post-Effective Amendment No. 154, filed on January 9, 2020, relating to Hartford Schroders China A Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment: Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Fund.

Response:           The completed Annual Fund Operating Expenses table and Expense Example are set forth in Appendix A attached hereto.

2.	Comment: With respect to the expense reimbursement arrangement disclosed in the footnote to the Fund’s Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party.

Response:        Amounts reimbursed under the expense reimbursement arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

3.	Comment: Consider adding risk disclosure regarding outbreaks of infectious illnesses in China.

Response:           The Registrant will update “China Investments Risk” in the principal risk section of the prospectus to add risk disclosure consistent with this comment.

4.	Comment: Consider adding tax risk disclosure to the prospectus regarding circular 79 dated November 17, 2014 with respect to People’s Republic of China withholding income tax treatment.

Response:           The Registrant will update “China Investments Risk” in the principal risk section of the prospectus to add risk disclosure consistent with this comment.

5.	Comment: With respect to the prior performance composite included in the prospectus, please confirm supplementally that the Fund’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of the composite included in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:           The Registrant confirms the Fund’s sub-advisers have the records necessary to support the calculation of the composite.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:	Alexander Karampatsos

APPENDIX A

YOUR EXPENSES. The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts for Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in certain classes of Hartford mutual funds or 529 plans administered by Hartford Funds Management Company, LLC. More information about these and other discounts is available from your financial professional and in the “How Sales Charges Are Calculated” section beginning on page 25 of the Fund’s statutory prospectus. Descriptions of any financial intermediary specific sales charge waivers and discounts are set forth in Appendix A to the statutory prospectus. In addition, the table and examples below do not reflect any transaction fees that may be charged by financial intermediaries or commissions that a shareholder may be required to pay directly to its financial intermediary when buying or selling Class I, Class Y, Class F or Class SDR shares. Please contact your financial intermediary for more information regarding whether you may be required to pay a transaction fee or commission.

Shareholder Fees (fees paid directly from your investment)

Share Classes	A	C	I	Y	F	SDR
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)	None(1)	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Share Classes	A	C	I	Y	F	SDR
Management fees	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Distribution and service (12b-1) fees	0.25%	1.00%	None	None	None	None
Other expenses(2)	0.32%	0.34%	0.30%	0.32%	0.22%	0.22%
Total annual fund operating expenses	1.47%	2.24%	1.20%	1.22%	1.12%	1.12%
Fee waiver and/or expense reimbursement(3)	0.02%	0.00%	0.05%	0.11%	0.13%	0.13%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(3)	1.45%	2.24%	1.15%	1.11%	0.99%	0.99%

(1)	For investments over $1 million, a 1.00% maximum deferred sales charge may apply.
(2)	“Other expenses” are based on estimated amounts for the current fiscal year.
(3)	Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to limit total annual fund operating expenses as follows: 1.45% (Class A), 2.25% (Class C), 1.15% (Class I), 1.11% (Class Y), 0.99% (Class F), and 0.99% (Class SDR). This contractual arrangement will remain in effect until March 31, 2021 unless the Board of Directors of The Hartford Mutual Funds II, Inc. approves its earlier termination.

EXAMPLE. The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that:

•	You invest $10,000
•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year)
•	You reinvest all dividends and distributions
•	You pay any deferred sales charge due for the applicable period.

Your actual costs may be higher or lower. Based on these assumptions, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3
A	$689	$987
C	$327	$700
I	$117	$376
Y	$113	$376
F	$101	$343
SDR	$101	$343

You would pay the following expenses if you did not redeem your shares:

Share Classes	Year 1	Year 3
A	$689	$987
C	$227	$700
I	$117	$376
Y	$113	$376
F	$101	$343
SDR	$101	$343